DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

November 14, 2012

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	DynaResource, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-30371

Dear Mr. Reynolds:

We received your letter dated October 31, 2012 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371. We have restated the Commission’s comments below and have included our responses to each comment.

General

1. We note that you disclose mineral resources throughout your filing. As a company incorporated in Delaware, the provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in filings with the United States Securities and Exchange Commission, pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please substantially revise your filing and remove all mineral resource disclosure.

Response: By way of background, the Company formally became a British Columbia “reporting issuer” and, consequently, subject to the Canadian securities disclosure regime, in February of this year. More precisely, under the laws of British Columbia, the Company is now subject to BC Instrument 51-509, entitled “Issuers Quoted in the U.S. Over-the-Counter Markets” and under Section 1 of BC Instrument 51-509 is now an “OTC reporting issuer” in British Columbia.

OTC reporting issuers are required to comply with various Canadian securities laws. One of such laws is National Instrument 43-101 (“NI 43-101”), entitled “Standards of Disclosure for Mineral Projects.” Required disclosures covered by NI 43-101 include reporting of mineral resources.

Both BC Instrument 51-509 and NI 43-101 are “foreign” law.

***

1

The instructions to paragraph (b)(5) of Industry Guide 7 make clear that mineral resource estimates are an appropriate subject for disclosure if “such information is required to be disclosed by foreign or state law . . . .” The reporting of mineral resources is indeed required of the Company, by virtue of its status as an OTC reporting issuer under Canadian law. Accordingly, the Company respectfully does not agree with the Commission’s comment that removal of mineral resource disclosure from the Form 10-K is appropriate.

The Company will continue to abide by the requirements of BC Instrument 51-509 and NI 43-101 in order to maintain its status as a fully-compliant OTC reporting issuer under Canadian law.

2. We note that you have included a general disclaimer regarding Canadian mineral resource and mineral reserve reporting standards on page 4 of your disclosure. This appears to be a disclaimer that Canadian incorporated companies include in their United States filings and is not applicable to companies incorporated in the United States. Please advise.

Response: Page 4 of the Company’s Form 10-K contains a section under the heading “IMPORTANT NOTE REGARDING CANADIAN DISCLOSURE STANDARDS” to describe the Canadian securities disclosure regime which is referenced in the response to comment #1, immediately above. As a point of information, the disclosure regime is not limited to Canadian public companies, but extends to foreign (that is, non-Canadian) public companies, including those which have become subject to subject to BC Instrument 51-509.

The Company is subject to BC Instrument 51-509, is an “OTC reporting issuer” in British Columbia, and is subject to the Canadian securities disclosure regime.

3. The terms ore and ore grade are generally synonymous with the term reserve pursuant to paragraph (a)(1) of Industry Guide 7. Since you do not have a mineral reserve as defined in paragraph (a) of Industry Guide 7, please remove the term ore from your disclosure.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to remove the term “ore” from its disclosure.

Item 2 Properties page 15

4. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to remove from its disclosure references to other mineral properties that exist in the proximity of the Company’s property.

2

5. For each of your properties please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to provide a clear statement that the property is without known reserves and that currently, the Company’s drilling program is exploratory in nature. The Company proposes the following text:

No Known Reserves

The SJG property is without known reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The quantity and grade of the reported “inferred resources” in the mineral resource estimate contained in this Form 10-K are estimates only. There has been insufficient exploration to define any mineral reserves on the property, and it is uncertain if further exploration will result in discovery of mineral reserves.

Currently, the Company’s drilling programs are exploratory in nature.

For the mineral resource estimate contained in this Form 10-K, a cutoff grade of 2.0 gpt was selected assuming the mineral deposit will be mined by a highly selective underground operation with small equipment.

6. Please provide an overview of the exploration and mining permit requirements for companies operating in Mexico. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to add the following proposed text:

Overview of the exploration and mining permit requirements for companies operating in Mexico

A.	In respect of permit requirements for mineral exploration and mining in Mexico, the most relevant applicable laws, regulations and official technical norms are the following: the Federal Mining Act, and its Regulations, the Federal Environmental Protection and Ecological Equilibrium Act, and its Regulations, the Federal Sustainable Forestry Development Act and its Regulations, the Federal Explosives and Firearms Act, the National Waters Act and the Mexican Official Norm 120.

B.	To carry out mineral exploration activities, holders of mining concessions in Mexico are required to file at the offices of the Federal Secretariat of the Environment and Natural Resources (“SEMARNAT”) a “Notice of Commencement of Exploration Activities” under the guidelines of the Mexican Official Norm 120 (“Norm 120”). SEMARNAT is the office of the Federal Government of Mexico responsible for the review and issuance of a CSUP (referenced below), the review of a Technical Justification Study (referenced below) and the filing of Norm 120. Norm 120 is a notice to SEMARNAT only, and has no processing time.

3

•	On June 28, 2010, DynaMexico filed a Preventive Exploration Notice at the office of SEMARNAT in connection with contemplated mineral exploration activities at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of the San José de Gracia Project.
•	On July 21, 2010, SEMARNAT authorized DynaMexico to conduct the mineral exploration activities referenced in the Preventive Exploration Notice, for a term of 36 months, as SEMARNAT determined that such activities fall within the framework of Norm 120. SEMARNAT’s approval was subject to the following conditions: (a) DynaMexico’s filing of a CSUP Application (referenced below) and approval thereof by SEMARNAT, and (b) posting of a bond in the amount of $134,487 Pesos to guarantee remediation and rehabilitation measures following the conclusion of the mineral exploration activities referenced in the Preventive Exploration Notice. The bond was timely posted by DynaMexico.

C.	If contemplated mineral exploration activities fall outside of the parameters defined under Norm 120, a “Change of Soil Use Permit” (“CSUP”) Application is required to be filed at the SEMARNAT under the guidelines of the Federal Sustainable Forestry Development Act and its Regulations. To meet the requirements for issuance of a CSUP, the applicant must also file a Technical Study (“Technical Justification Study”) to justify the change of soil use from forestry to mining, to demonstrate that biodiversity will not be compromised, and to demonstrate that there will be no soil erosion or water quality deterioration on completion of the mineral exploration activities.

•	On August 9, 2010, DynaMexico filed at the offices of SEMARNAT a CSUP Application and a Technical Justification Study to carry out certain mineral exploration activities at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of the San José de Gracia Project.
•	Processing time for review and approval of a CSUP Application and Technical Justification Study varies depending on the workload of the SEMARNAT regional office where an application is filed, but a processing time of four months is typical.
•	On December 20, 2010, SEMARNAT approved the CSUP Application filed by DynaMexico with respect to the San José de Gracia Project and authorized DynaMexico to conduct mineral exploration activities on 5.463 hectares of the San José de Gracia Project for a term of 36 months.
•	As a pre-requisite for issuance of a CSUP, Article 118 of the Federal Sustainable Forestry Development Act provides for the posting of a bond to the Mexican Forestry Fund for remediation, restoration and reforestation of the areas impacted by the mineral exploration activities. Under the CSUP issued to DynaMexico on December 20, 2010, SEMARNAT imposed upon DynaMexico a bonding obligation of $116,911 Mexican Pesos for reforestation and remediation measures with respect to the San José de Gracia Project. The bond was timely posted by DynaMexico.

4

D.	To carry out mining activities in Mexico, holders of mining concessions are also required to file an “Environmental Impact Assessment Study” (“Environmental Impact Study”) under the guidelines of the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations, in order to evaluate the environmental impact of the contemplated mining activities.

•	Processing time for review and approval of an Environmental Impact Study varies depending on the workload of the SEMARNAT regional office where an application is filed, but a processing time of six months is typical.
•	As a pre-requisite for approval of an Environmental Impact Study, the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations require the posting of a bond to guarantee remediation and rehabilitation of the areas impacted by the mining activities.
•	DynaMexico will file an Environmental Impact Study and post the appropriate bond at such time as it re-commences mining (as opposed to exploration) activities.

E.	If the use of explosives materials is required for execution of mineral exploration or mining activities, an Application for General Permit for Use, Consumption and Storage of Explosive (“Explosives Permit”) is required to be filed at the offices of the Secretariat of National Defense (“SEDENA”) under the guidelines of the Federal Explosives and Firearms Act.

•	On February 10, 2003, SEDENA granted DynaMexico an Explosives Permit for the use and storage of explosives materials in SJG.
•	In June 2006, DynaMexico ceased use of explosives materials in its mining activities at SJG, and requested suspension of the Explosives Permit. The Explosives Permit has been temporarily suspended by SEDENA and DynaMexico will be required to file a re-activation application to re-activate the Explosives Permit.
•	Processing time for issuance of an Explosives Permit by SEDENA is approximately six months.

F.	Under the Federal Mining Act, holders of mining concessions in Mexico have the right to the use of the water coming from the mining works. However, certification of water rights and/or issuance of water rights concessions are required from the National Water Commission (“CONAGUA”) under the guidelines of the National Waters Act. Processing time for issuance of a water rights concession by CONAGUA is approximately six months.

•	On March 8, 2012 the Director of Water Administration of CONAGUA certified in writing the rights of DynaMexico to use exploit and extract 1,000,000 cubic meters of water per year from the extraction infrastructure located in San José de Gracia. CONAGUA determined that DynaMexico’s water rights are not subject to any water rights concession or any other water extraction restriction. Water extracted by DynaMexico will be subject to applicable levies imposed by the Mexican tax authorities under applicable tax laws.

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

5

Response: The Company will update its disclosure via an amendment to the Form 10-K, to add the following text:

Access

The San José de Gracia Project can be accessed by road, via a sealed highway from either Culiacan, the capital city of the State of Sinaloa (located to the south of the San José de Gracia Project) or the city of Guamuchil (located to the southwest of SJG), to the small town of Sinaloa de Leyva, then by gravel mountainous road to the village of San José de Gracia.

The San José de Gracia Project can also be accessed by air. A gravel airstrip is located adjacent to the village of San José de Gracia which is located at the southwestern portion of the property at the SJG Project, and the airstrip is suitable for light aircraft.

Climate and Operating Season

The climate is semi-tropical with a rainy season dominating from late June / early July through September. Operations at the San José de Gracia Project are in part dependent on the weather and some activities may be suspended during the rainy season.

Lease Rights

In addition to the surface rights held by DynaMexico pursuant to the Mining Act of Mexico and its Regulations (Ley Minera y su Reglamento), DynaMexico maintains access and surface rights to the SJG Project pursuant to a surface lease agreement. Dated May 12, 2002, the surface lease, formally entitled “Land Occupation Agreement” between the El Ejido Santa Maria and DynaResource de Mexico, covers 4,399 hectares and has a term of 30 years. The surface lease is currently in good standing, and DynaMexico has no future financial obligations in order to maintain the surface lease, other than to conduct its mining activities in accordance with applicable Mexican environmental, mining and labor laws and regulations.

Infrastructure and Local Resources

Power

A power line to the San José de Gracia Project has been installed by the Comisión Federal de Electricidad, the only authorized power producer in Mexico. The power line was installed in March 2012 from the municipality of Sinaloa de Leyva (La Estancia area), a distance of approximately 75 kilometers.

The power line is currently 220 volts maximum capacity, which supports domestic use only, including the office and camp facilities at SJG, such as water pump, air conditioning, refrigeration, lights, internet, and fans, as well as local residential use. Currently, the SJG Project produces its own diesel-generated power for industrial use.

6

Water

The water source for the SJG camp is a water well located close to the river which runs just west of the village of San José de Gracia. DynaMexico has obtained the water concession rights for this water source, which provide for usage of 1,000,000 cubic meters per year. Currently, DynaMexico estimates its consumption of water to be approximately 10,000 liters per week.

Accommodations

The mine site area camp maintains facilities which can accommodate about 50 persons. The village of San José de Gracia maintains few stores, and which offer only minimal goods.

Offices – Camp Facilities

DynaMexico maintains an administrative and logistics office in Guamuchil, located 125 kilometers southwest of the SJG property. The SJG Project sources many of its supplies from Guamuchil, and from Los Mochis and Culiacan. A satellite dish installed at the SJG Property provides communications from the SJG Property to Guamuchil.

At the SJG Project, DynaMexico maintains a camp staff, including geologists, field helpers, consultants, security, cooks and cleaners. Most of these employees come from outside of the local community.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further questions, or if you need any further clarification on the responses provided. Thank you for your professional attention.

Respectfully,

 /s/ K.W.(“K.D.”) Diepholz

K.W. (“K.D.”) Diepholz

Chairman / CEO

7